787 Seventh Avenue New York, NY 10019-6099
Tel: 212 728 8000 Fax: 212 728 8111

December 3, 2015

VIA EDGAR CORRESPONDENCE

Ms. Valerie Lithotomos

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Legg Mason ETF Equity Trust (the “Trust”)

Securities Act File No. 333-206784

Investment Company Act File No. 811-23096

Dear Ms. Lithotomos:

On behalf of Legg Mason ETF Equity Trust (the “Trust”), and pursuant to Rule 472 under the Securities Act of 1933, as amended (the “Securities Act”), we hereby transmit for filing with the Securities and Exchange Commission (the “SEC”), Pre-Effective Amendment No. 2 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) under the Securities Act and Amendment No. 2 to the Trust’s Registration Statement under the Investment Company Act of 1940, as amended (the “1940 Act”), with respect to the following series of the Trust: Legg Mason Developed ex-US Diversified Core ETF (“Developed ex-US Diversified Core ETF”), Legg Mason Emerging Markets Diversified Core ETF (“Emerging Markets Diversified Core ETF”), Legg Mason US Diversified Core ETF (“US Diversified Core ETF”), and Legg Mason Low Volatility High Dividend ETF (“Low Volatility High Dividend ETF”) (collectively, the “Funds” or “ETFs”).

This letter responds to the comments that you provided in a telephone conversation with the undersigned on November 24, 2015 regarding Amendment No. 1 to the Registration Statement that was filed on November 6, 2015 (“Amendment No. 1”). For your convenience, those comments are set forth below and the Trust’s response to each comment is set out immediately under the comment. Please note that we have not independently verified information provided by the Trust. Capitalized terms have the meanings assigned in the Funds’ prospectus unless otherwise defined in this letter. Page references are to Amendment No. 1.

NEW YORK  WASHINGTON  HOUSTON  PARIS  LONDON  FRANKFURT  BRUSSELS   MILAN  ROME

in alliance with Dickson Minto W.S., London and Edinburgh

Comment No. 1: Please supplementally inform the staff of the status of the exemptive application.

Response: On June 17, 2015, the Trust filed an application (File No. 812-14491) with the SEC for an order (i) under Section 6(c) of the 1940 Act, requesting an order for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, (ii) under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act and (iii) under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act, to permit the Trust to offer index-based ETFs and to permit unaffiliated funds to invest in the Funds in excess of the limits in Section 12(d)(1) of the 1940 Act. The Trust filed amended applications on September 14, 2015 and October 27, 2015. A notice of the Trust’s application was issued on November 5, 2015 (Inv. Co. Act Rel. No. 31895). The order on the Trust’s application was issued on December 1, 2015 (Inv. Co. Act Rel. No. 31920).

Comment No. 2: Portfolio Managers – Please add the date the portfolio managers began managing the investments of the Funds. (This comment also applies to the section later in the prospectus titled “Portfolio Managers.”)

Response: The disclosure will be revised to state that each portfolio manager has served since the month and year of the Funds’ inception (e.g., December 2015).

Comment No. 3: You asked the Trust to explain supplementally what is meant by “among others” in the summary “Market trading risk” for each Fund, which states: “ANY OF THESE FACTORS, AMONG OTHERS, MAY LEAD TO THE FUND’S SHARES TRADING AT A PREMIUM OR DISCOUNT TO NAV.” You also asked the Trust to explain why this language is all capitalized and bold.

Response: This aforementioned language is all capitalized and bold to emphasize the importance of the risk to investors. The Trust notes that the statutory prospectus includes expanded disclosure regarding market trading risk, including the following factors: absence of active market, risk of secondary listings, secondary market trading risk, the risk that shares of the Funds may trade at prices other than net asset value, and the costs of buying and selling shares. As directed by the instructions to Item 4 of Form N-1A and IM Guidance Update 2014-08, Guidance Regarding Mutual Fund Enhanced Disclosure, the summary section should summarize the principal risks while the statutory prospectus should expand upon that disclosure. In addition, the Trust is unable to identify every market trading risk in advance. As a result, the Trust respectfully declines to add disclosure to the “Market trading risk” disclosure in the summary for each Fund.

Comment No. 4: You asked whether any of the Funds would have investments in equity securities other than common stock.

Response: The Trust notes that a Fund’s investments in equity securities may include convertible or preferred securities in small amounts if such securities are included in a Fund’s Underlying Index. As a result, the Trust submits that it is appropriate to state that each Fund’s investments in equity securities will principally be in common stock.

Comment No. 5: Provide Tandy representations.

Response: Tandy representations are provided in a separate letter from the Trust.

*        *        *         *

If you have any questions regarding these responses, please do not hesitate to contact me at (212) 728-8558.

Very truly yours,

/s/ Dianne E. O’Donnell
Dianne E. O’Donnell

Cc:	Harris C. Goldblat, Esq. Legg Mason & Co., LLC

Neesa P. Sood, Esq., Willkie Farr & Gallagher LLP

Legg Mason ETF Equity Trust

620 Eighth Avenue, 49th Floor

New York, New York 10018

December 3, 2015

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Legg Mason ETF Equity Trust (the “Trust”)

Pre-Effective Amendment No. 1 to the Registration Statement on Form N-1A

Securities Act File No. 333-206784

Investment Company Act File No. 811-23096

Ladies and Gentlemen:

In connection with the Commission Staff’s review of the Trust’s responses to the Staff’s comments to Pre-Effective Amendment No. 1 of the Registration Statement on Form N-1A of the Trust on behalf of Legg Mason Developed ex-US Diversified Core ETF, Legg Mason Emerging Markets Diversified Core ETF, Legg Mason US Diversified Core ETF and Legg Mason Low Volatility High Dividend ETF (collectively, the “Funds”), each a series of the Trust, as filed with the Commission on November 6, 2015 (the “Registration Statement”), the Trust acknowledges that, with respect to filings made by the Trust with the Commission and reviewed by the Staff:

(a) the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c) the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Legg Mason ETF Equity Trust

By:	/s/ Harris C. Goldblat
Name:	Harris C. Goldblat
Title:	Assistant Secretary